April 3, 2025

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

Noam Kenig
Chief Executive Officer
VisionWave Technologies, Inc.
1061 1/2 N Spaulding
West Hollywood, CA 90046

       Re: VisionWave Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed March 21, 2025
           File No. 333-284472
Dear Douglas Davis and Noam Kenig:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Notice of Special Meeting of Stockholders, page 8

1. You disclose on page 10, and elsewhere throughout the filing, the balance in the Trust account as of March 19, 2025 was $1,144,642, or $11.48 per share for the 99,666 remaining redeemable common stock shares. This appears to differ from the pro forma balance in the Trust after considering the $2.57 million paid for the March 7
 April 3, 2025
Page 2

       redemptions, the March 12 deposit of $4,983 for a business deadline extension, and the interest earned of $25,668 as disclosed in pro forma adjustment (E). Please revise or advise. Ensure disclosure of the Trust balance on pages 27, 31, 48, 53, 90, 91, 97,
       105 and 135 agree accordingly.
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024,
page
135

2. We note the Transaction Accounting Adjustments columns under both Scenario 1 and
       Scenario 2 do not properly foot. Also, the individual line items in the Pro Forma
       Combined Columns do not foot across when adding the historical amounts for both
       Target and Bannix to the Transaction Accounting Adjustments disclosed. Additionally, several adjustments do not agree to information disclosed in either the
       pro forma footnotes or to disclosures elsewhere in the filing. For example, we note the following exceptions, which may not be a comprehensive list of all discrepancies in the pro forma financial statements. Please revise your pro forma balance sheet to ensure all adjustments agree to the appropriate amounts disclosed and that the columns properly total.
           Pro forma adjustment (E) on page 140 indicates there was $25,668 of interest earned in the Trust since December 31, 2024, which is reflected in pro forma adjustment (J). While this is reflected in pro form adjustment (J) to accumulated deficit, the adjustment to the Trust account differs from this amount.
           Pro forma adjustment (M) on page 140 states $37,457 has been deposited into the
           Trust for business deadline extensions, which includes the deposit made on March
           12, 2025. However, the pro forma adjustment (M) amounts in the pro forma balance sheet to both the Trust account and Due to related parties differ from the amount disclosed in Note (M)
           Revise to include footnote disclosure in Note 4 on page 139 to address pro forma adjustment (P), which appears to reflect the March 7, 2025, redemptions. Also, the amount paid for these redemptions as disclosed throughout the filing was
           $2,573,762, which agrees to pro forma adjustment (P) to redeemable common stock, but not to the related adjustment to the Trust account.
           Pro forma adjustment (O) is included in the Due to related party line item under
           Scenario 1, but the offsetting entry to cash and cash equivalents is reflected under
           Scenario 2. Revise to clarify if, or whether, you have already received this cash and reflect the cash and related liability under the same scenario, as appropriate. If you have already received these funds, revise the amount due to the Sponsor and
           Related Parties that will be deferred until after the business combination as disclosed throughout the filing to reflect this additional funding. VisionWave Technologies Inc. Notes to Unaudited Condensed Financial Statements
Note 1. Organization
Liquidity, Capital Resources and Going Concern, page F-43

3. We note your revised disclosures and response to prior comment 10. Please tell us what is meant my mitigating a "potential situation" of "forced sales," and describe in more detail what prompted the sale of 264,112 AVAI shares in February and March
 April 3, 2025
Page 3

       2025. Tell us how these sales will be recognized in Target's financial statements, including the amount of any gain on sale that was recognized. Also tell us what is meant by the statement in your response that Target transferred the remaining 9.7 million shares to a transfer agent and is actively negotiating to sell these shares in a
       "fire sale." Describe the nature of this intended transaction and what prompted Target to seek to sell these remaining shares.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Stephen M. Fleming
      Robert Yaspan